Exhibit 4.14

[English Translation]

Promoters’ Agreement of

China Communications Facilities Services

Corporation Limited

This Promoters’ Agreement (this “Agreement”) is entered into by and among the following parties (collectively, the “Parties”, “Promoters” or “Shareholders”) on July 11, 2014 in Beijing:

(1)	China Mobile Communication Company Limited, a limited liability company incorporated in accordance with People’s Republic of China (“PRC”) law, with its legal address at No. 29, Jin Rong Avenue, Xi Cheng District, Beijing, the PRC and its legal representative as XI Guohua.

(2)	China United Network Communications Corporation Limited, a limited liability company incorporated in accordance with PRC law with its legal address at No. 21, Jin Rong Avenue, Xi Cheng District, Beijing, the PRC and its legal representative as CHANG Xiaobing.

(3)	China Telecom Corporation Limited, a joint stock limited company incorporated in accordance with PRC law with its legal address at No. 31, Jin Rong Avenue, Xi Cheng District, Beijing, the PRC and its legal representative as WANG Xiaochu.

Each party is referred to hereinafter as a Party.

WHEREAS:

A.	In order to reduce duplicative construction of telecommunications infrastructure and improve the efficiency of the use of telecommunications facilities, the Parties agree to establish China Communications Facilities Services Corporation Limited (the “Company”) by means of promotion with contributions in cash.

B.	In order to define the rights and obligations of the Promoters, the Promoters enter into this Agreement in accordance with the provisions of the PRC Company Law and other relevant laws and regulations.

THEREFORE, following amicable consultation, the Parties have concluded the following agreements:

CHAPTER ONE: The Company

1.1	Name of the Company: China Communications Facilities Services Corporation Limited

Registered address: No. 28, Jin Rong Avenue, Xi Cheng District, Beijing

1.2	The Company shall be a permanently subsisting joint stock limited company.

1.3	The Company shall be a qualified independent legal person responsible for its liabilities with all of its the assets.

1.4	The Parties, as the promoter shareholders, shall each be responsible to the Company to the extent of the shares subscribed for by each Party and shall each share the Company’s profits and risks in accordance with the shares held by each Party.

1.5	The Parties agree that the organizational structure of the Company shall be governed by the Articles of Association of the Company (the “AOA”) recognized by the Parties.

CHAPTER TWO: Business Scope

2.1	The business scope of the Company (provided that the ultimate business scope approved by the industry and commerce administrative authority shall prevail) shall consist primarily of the construction, maintenance and operation of telecommunications towers, as well as the construction, maintenance and operation of ancillary facilities, including base station control rooms, power supplies and air conditioning, and interior distribution systems, and the contracted maintenance of base station equipment.

CHAPTER THREE: Shares and Registered Capital

3.1	The entire capital of the Company shall consist of equal shares.

3.2	The registered capital of the Company shall be RMB10 billion.

3.3	The total number of shares of the Company shall be 10 billion shares, par value RMB1.00 per share, with a total share capital of RMB10 billion.

3.4	The number of shares subscribed for and the percentage of shares held by the Promoters shall be as listed in the following table:

No.	Promoter	Number of shares subscribed	Shareholding percentage
1	China Mobile Communication Company Limited	4.00 billion	40.0%
2	China United Network Communications Corporation Limited	3.01 billion	30.1%
3	China Telecom Corporation Limited	2.99 billion	29.9%
	Total	10.0 billion	100.0%

3.5	The Promoters shall pay their contributions after the Agreement has been duly executed and taken effect in accordance with the following schedule:

Name of shareholder	Prior to July 31, 2014 (RMB million)	Prior to September 30, 2014 (RMB million)	Prior to December 31, 2014 (RMB million)
China Mobile Communication Company Limited	1340	1340	1320
China United Network Communications Corporation Limited	1010	1000	1000
China Telecom Corporation Limited	1000	1000	990

The Company shall record the name, address and amount of capital contribution of the Promoters in the register of members in accordance with their contributions.

CHAPTER FOUR: Rights and Obligations of the Promoters

4.1	Each Promoter shall have the following rights:

(1)	to subscribe for and obtain the shares of the Company;

(2)	to receive compensation or damages from the breaching party when another Promoter breaches the Agreement causing damages to the aforementioned Promoter;

(3)	to attend or appoint proxies to attend the founding meeting, and to discuss and determine the AOA and other matters to be voted upon and passed at the founding meeting;

(4)	to enjoy any other rights that a promoter and a shareholder is entitled to enjoy in accordance with laws, rules and regulations and the AOA after the establishment of the Company in accordance with laws, rules and regulations.

4.2	Each Promoter shall have the following obligations:

(1)	to contribute capital to and subscribe for shares of the Company in accordance to the terms and conditions of this Agreement;

(2)	to compensate or indemnify the observant party if the aforementioned Promoter fails to fulfill its obligations to contribute the agreed amounts within the agreed periods;

(3)	to provide all documents and certifications in a timely fashion for the application of establishment and registration of the Company and to provide other services and facilities for the establishment of the Company;

(4)	to compensate or indemnify the Company and other Promoters for damages caused by the aforementioned Promoter’s negligence during the course of the establishment of the Company;

(5)	to bear other obligations that a promoter and a shareholder is obliged to bear in accordance with laws, rules and regulations and the AOA after the establishment of the Company in accordance with laws, rules and regulations.

CHAPTER FIVE: Representations and Undertakings of the Promoters

5.1	Each Promoter hereby represents to the other Promoters that:

(1)	Such Promoter has the right and legal capacity to execute and perform this Agreement, and the execution and performance of this Agreement do not violate any agreements or arrangements such Promoter is a party to;

(2)	Such Promoter has taken necessary actions in accordance with the provisions of laws, rules and regulations such that the execution or performance of this Agreement is authorized by its decision-making authority (if applicable);

(3)	The execution and performance of this Agreement does not violate any terms of such Promoter’s AOA (if applicable) or any applicable laws, rules and regulations or any government rules or any agreements or arrangements such Promoter is a party to.

5.2	Each Promoter hereby undertakes to the other Promoters:

(1)	to enforce and comply with the terms of this Agreement;

(2)	to take all necessary actions to ensure all the terms of this Agreement be fully performed;

(3)	to keep confidential the documents, records and trade secrets of the Company in connection with its establishment and the trade secrets of other Promoters that the aforementioned Promoter may learn of in the process of setting up the Company.

CHAPTER SIX: Breach of Contract of the Promoters

6.1	The Promoters shall perform this Agreement with honesty and good faith. In the case one Promoter fails to fulfill its obligations hereunder, resulting in the non-realization of the purpose of this Agreement, the other Promoters are entitled to claim damages from the breaching Party.

6.2	Where the Agreement cannot be performed or fully performed due to the breach of contract of one Party, the breaching Party shall be liable. In the case that more than one Party breach the Agreement, the Parties shall be liable in accordance with the circumstances of their actual fault.

6.3	Where the Company is unable to be established due to the fault of one Promoter, the observant Parties are entitled to claim compensation from the defaulting Party after the Promoters have borne joint liability to third parties in accordance with this Agreement.

CHAPTER SEVEN: Miscellaneous

7.1	The costs incurred in setting up the Company shall be strictly controlled and reasonably expended, and such costs shall be presented as the establishment fees of the Company after its establishment. If the Company fails to be established, the Promoters shall bear such costs in accordance with the ratio of their intended subscription of shares of the Company (unless the failure to establish the Company is due to the breach of contract by one or more Parties, in which case the breaching Party or Parties shall bear the costs) and shall assume joint liability to third parties.

7.2	This Agreement shall be effective upon due execution by the legal representatives of all Parties or their authorized representatives and the affixation of their official seals.

7.3	This Agreement shall be governed by and interpreted in accordance with PRC law.

7.4	Any dispute among the Parties relating to this Agreement shall be settled through amicable negotiation. Should the Parties fail to resolve the dispute within 20 working days from the date of written notice by any Party requesting negotiation, then any Party shall be entitled to submit such dispute to the Chinese International Economic and Trade Arbitration Commission for arbitration in Beijing in accordance with the then effective arbitration rules of such commission. The language of arbitration shall be Chinese and the arbitration award shall be final and binding on all Parties.

7.5	This Agreement is written and executed in Chinese in six original counterparts. Each original counterpart has equal legal validity.

7.6	If any provision of this Agreement is determined to be invalid by a court or any other institution with jurisdiction over this Agreement, the validity of the other provisions of this Agreement shall not be affected.

China Mobile Communication Company Limited
(chop)

By:	/s/ XUE Taohai
Legal representative/authorized representative

China United Network Communications Corporation Limited
(chop)

By:	/s/ LI Fushen
Legal representative/authorized representative

China Telecom Corporation Limited
(chop)

By:	/s/ WU Andi
Legal representative/authorized representative